Attorneys and Counselors at Law

Daniel H. April

Patrick J. Dolan

Megan H. Koehler

January 30, 2024

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on January 26, 2024 respecting the registrant’s January 22, 2024 response letter to the SEC staff, filed via EDGAR (the “Prior Response Letter”). The Prior Response Letter responded to comments the SEC staff delivered on January 22, 2024 in connection with post-effective amendment number 152 (“PEA 152”) to the registrant’s Form N-1A registration statement (the “Registration Statement”), filed via EDGAR on November 29, 2023.

The revisions to the Registration Statement that are described below were made, in substantially the same form described, in the registrant’s filing pursuant to rule 485(b) under the Securities Act of 1933, as amended, made via EDGAR on January 29, 2024 (Accession No. 0001999371-24-001120).

General Comments

              1.    The staff asked the registrant to acknowledge the staff’s pronouncement on October 5, 2016 that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The registrant and its management acknowledge their responsibilities related to the Registration Statement disclosure.

Prospectus Comments

             2.     The staff noted its prior comment in which the staff asked the registrant to clarify the disclosure indicating that the. Thornburg Global Opportunities Fund may invest “a significant portion” of its assets in issuers domiciled in or economically tied to countries outside the United States. The staff reiterated its prior comment and indicated that the staff would not object if the registrant defined the phrase “significant portion” to mean that the Fund will under normal conditions invest at least 40% of its assets in companies outside the United States, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets in such companies

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 603	Website: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

January 30, 2024

Response: The registrant has considered the staff’s comment but believes that the current disclosure is adequate. In this regard, the registrant refers to the response provided in item 7 of the Prior Response Letter.

             3.      The staff noted its prior comment in which the staff asked the registrant to re-order the disclosure of each Fund’s incipal risks in order of the significance of each such risk to the Fund.

Response: The registrant respectfully declines to make the requested change, and notes in this regard its response provided in item 8 of the Prior Response Letter.

              4.    The staff asked the registrant to clarify the following paragraph, which the registrant indicated in the Prior Response Letter that it would include in substantially the form shown in the next post-effective amendment for the Thornburg Short Duration Municipal Fund:

“The Fund normally invests at least 80% of its net assets in municipal obligations, the income from which is exempt from the regular federal income tax. If the Fund found it necessary to own taxable investments, some of its income would be subject to federal income tax.  The Fund may invest without limit in securities that generate income subject to the alternative minimum tax (“AMT”) on individuals.  Gains realized on investments held by the Fund and not offset by realized losses will be subject to federal income tax.”

Specifically, the staff asked the registrant to clarify the second sentence of that paragraph, noting that the phrase “[i]f the Fund found it necessary” at the beginning of that sentence may make it unclear as to whether taxable investments could be a principal investment strategy of the Fund. The staff also asked the registrant to revise the third sentence of that paragraph to clarify that the Fund may invest any portion of its assets in securities subject to the AMT, and that such securities may be part of the 80% “bucket” referred to in the first sentence of the paragraph.

Response: The registrant will revise the second sentence of the referenced paragraph to read substantially as follows:

“If the Fund owns taxable investments, some of its income would be subject to federal income tax.”

The registrant has considered the staff’s comment about the third sentence of the referenced paragraph but feels that the phrase “without limit” is sufficiently clear to convey that any portion of the Fund’s assets may be invested in securities subject to the AMT. Accordingly, the registrant respectfully declines to make any change to the third sentence of the referenced paragraph at this time.

              5.   Noting that the registrant had agreed to revise the disclosure which describes the factors the registrant’s investment advisor (the “Advisor”) considers in determining whether an investment is tied economically to non-U.S. countries, and noting that the first such factor refers to benchmark indices intended to measure the performance of non-U.S. markets, the staff asked the registrant to include an example of the type of benchmark index which would be considered for this purpose.

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

January 30, 2024

Response: The registrant will revise the first factor in the referenced disclosure to read substantially as follows:

“Thornburg considers the following material factors in determining if an investment is tied economically to one or more countries other than the United States: (i) whether the issuer is included in a benchmark index intended to measure the performance of markets outside the United States (e.g., the MSCI All Country World ex USA Index) ….”

Statement of Additional Information (“SAI”) Comments

              6.      The staff noted its prior comment relating to each Fund’s fundamental investment policy not to invest more than 25% of its total assets in any one industry, and noted that the registrant agreed to modify the applicable disclosure for each Fund except the Thornburg Emerging Markets Managed Account Fund, so that each such Fund’s policy against concentrating in an industry would also apply to investments by that Fund in the “same group of industries.” The staff asked the registrant to clarify the phrase “same group of industries.” The staff also reiterated its prior comment with respect to the Thornburg Emerging Markets Managed Account Fund, noting that the Fund should clearly describe the circumstances under which the Advisor would exercise discretion to concentrate the Fund’s investments in a particular group of industries.

Response: In noting that the concentration policy of each Fund except the Thornburg Emerging Markets Managed Account Fund will apply to investments by such Fund in the “same group of industries,” the registrant intended to convey that no such Fund would invest more than 25% of its assets in any single group of industries. While the registrant believes that the “same group of industries” disclosure is adequate to convey that meaning, the registrant will consider making further clarifications to that language as part of the registrant’s next post-effective amendment.

With respect to the staff’s comment about the Thornburg Emerging Markets Managed Account Fund, the registrantr eiterates its previous response, as set forth in item 21 of the Prior Response Letter.

           7.         The staff noted that the registrant previously agreed to revise the disclosure about the Thornburg Municipal Managed Account Fund’s investment limitations so that the Fund’s policy toward investing at least 80% of its assets in municipal obligations would be a fundamental policy of the Fund as opposed to a non-fundamental policy. The staff noted that the registrant had also agreed to clarify the disclosure which describes how the Fund considers investments in other investment companies when determining the Fund’s compliance with that 80% policy, so that the disclosure would read substantially as follows:

“For purposes of the applying the limitation described in paragraph (8) above, the registrant will consider both direct investments in tax-exempt municipal obligations, as well as investments in other investment companies that invest substantially all of their assets in tax-exempt municipal obligations.”

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law

January 30, 2024

The staff requested that the registrant further clarify that quoted disclosure to refer to the Fund’s “fundamental limitation,” and to otherwise confirm that the registrant is using consistent terminology when referring to Funds’ investment limitations.

Response: The registrant notes that the disclosure referenced by the staff follows an enumerated list of investmentl imitations, and that this enumerated list is preceded by disclosure explaining that the enumerated limitations may not be changed unless approved by a majority of the Fund’s outstanding voting securities. The registrant therefore believes that the referenced disclosure is not misleading as to the “fundamental” nature of the Fund’s 80% policy. In view of the staff’s comment, however, the registrant will consider further clarifications to the referenced language as part of the registrant’s next post-effective amendment.

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Koehler, P.C.     Attorneys and Counselors at Law